UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
JUNE 19, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Chartered Semiconductor Manufacturing Ltd

File No. 0-27811 - CF#22090

Chartered Semiconductor Manufacturing Ltd submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 6-K filed on May 8, 2008.

Based on representations by Chartered Semiconductor Manufacturing Ltd that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.1	through June 30, 2012
Exhibit 99.2	through December 31, 2012

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Perry J. Hindin
Special Counsel